OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

CKX, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
12562M106
(CUSIP Number)
Robert F.X. Sillerman
c/o CKX, Inc.
650 Madison Avenue, 16th Floor
New York, New York 10022
Tel. No.: (212) 838-3100

with a copy to:
Howard J. Tytel
CKX, Inc.
650 Madison Avenue, 16th Floor
New York, New York 10022
Tel. No.: (212) 838-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	2	of	9

1	NAMES OF REPORTING PERSONS ROBERT F.X. SILLERMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		23,476,919(1) (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,556,392(2) (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,476,919(1) (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,556,392(2) (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,033,311 (1)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.7% OF COMMON STOCK(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) No longer includes 3,339,350 shares of common stock, $0.01 par value per share (“Common Stock”), of the Company (defined in the Introductory Note below) which Mr. Sillerman delivered to the Company on November 21, 2008, in partial payment of the termination fee contained in the Merger Agreement (defined in Item 4 below), in compliance with the terms of the Merger Agreement.
(2) Includes (i) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse and (ii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants.
(3) Includes (i) 23,476,919 shares of Common Stock owned of record by Mr. Sillerman, (ii) 1,000,000 shares of Common Stock owned of record by Laura Sillerman and (iii) 2,556,392 shares of Common Stock owned of record by Sillerman Capital Holdings, L.P., a limited partnership controlled by Mr. Sillerman through a trust for the benefit of Mr. Sillerman’s descendants.
(4) Based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reported in the Company’s Form 10-Q for the period ended September 30, 2008 reduced by the 3,339,350 shares of Common Stock delivered by Mr. Sillerman.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	3	of	9

1	NAMES OF REPORTING PERSONS SILLERMAN CAPITAL HOLDINGS, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,556,392 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,556,392 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,556,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reported in the Company’s Form 10-Q for the period ended September 30, 2008 reduced by the 3,339,350 shares of Common Stock delivered by Mr. Sillerman.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	4	of	9

1	NAMES OF REPORTING PERSONS SIMON FULLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM

	7	SOLE VOTING POWER

NUMBER OF		1,707,315 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,707,315 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,707,315

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8% OF COMMON STOCK(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reported in the Company’s Form 10-Q for the period ended September 30, 2008 reduced by the 3,339,350 shares of Common Stock delivered by Mr. Sillerman.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	5	of	9

1	NAMES OF REPORTING PERSONS 19X, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	6	of	9
SCHEDULE 13D/A
Introductory Note
This Amendment No. 8 (this “Statement”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by RFX Acquisition LLC, a Delaware limited liability company (“RFX”), and Robert F.X. Sillerman (“Sillerman”) on December 23, 2004 with respect to the common stock, par value $.01 per share (“Common Stock”), of CKX, Inc. (the “Company,” “CKX” or “Issuer”) (the initial Schedule 13D is herein referred to as the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed with the SEC by RFX, Sillerman, Sillerman Commercial Holdings Partnership L.P. (the “Partnership”), Howard J. Tytel, Mitchell J. Slater and Thomas P. Benson on February 11, 2005 (“Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC by Sillerman and the Partnership on January 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC by Sillerman, the Partnership, Sillerman Capital Holdings, L.P. (“Capital Holdings”) and Simon Fuller (“Fuller”) on June 5, 2007 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, 19X, Inc., a Delaware corporation (the “Parent”), and the Tomorrow Foundation, a New York not for profit corporation (“Tomorrow”) on July 23, 2007 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC by Sillerman, the Partnership, Capital Holdings, Fuller, Parent and Tomorrow on November 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller, Parent and Tomorrow on May 30, 2008 (“Amendment No. 6”) and Amendment No. 7 to the Original 13D filed with the SEC by Sillerman, Capital Holdings, Fuller and Parent on November 6, 2008 (“Amendment No. 7”). Sillerman, Capital Holdings, Fuller and Parent are collectively herein referred to as the “Reporting Persons”. The Reporting Persons are jointly filing this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 shall remain unchanged.
The information contained in this Statement is not an offer to sell any Company securities and the Company is not soliciting an offer to buy any Company securities. Any such Company securities offered will not be registered under the Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 of Amendment No. 7 is hereby amended and supplemented with the following disclosure:
The Company, the Parent and 19X Acquisition Corp. (“Merger Sub”) previously entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 1, 2007, as amended August 1, 2007, September 27, 2007, January 23, 2008 and May 27, 2008. Under the terms of the Merger Agreement, the Parent agreed to acquire the Company at a price of $12.00 per Common Share in cash. The Merger Agreement provided that in the event the merger had not been consummated by October 31, 2008, the Merger Agreement may be terminated by either the Company or the Parent.
On November 1, 2008, the Parent delivered a letter (the “Termination Letter”) to the board of directors of the Company terminating the Merger Agreement. In terminating the Merger Agreement, the Parent cited the extraordinary national and global economic conditions that made it impossible to consummate the transaction. Pursuant to the terms of the Merger Agreement, the Parent was required to pay a termination fee of $37,500,000. The Parent notified the Company that, as permitted under the Merger Agreement, it had elected to pay $37,000,000 of the termination fee by delivery of 3,339,350 shares of Common Stock, at the assumed valuation provided for in the Merger Agreement of $11.08 per share, with the remainder of the termination fee ($500,000) to be paid in cash.
The Company announced that on November 21, 2008, Sillerman, on behalf of the Parent, paid the termination fee that came due as a result of the Parent’s termination of the Merger Agreement by delivering to the Company 3,339,350 shares of Common Stock together with a cash payment of $500,000.
Notwithstanding payment of the termination fee, the Parent and Messrs. Sillerman and Fuller informed the Company that they intend to continue to pursue an alternate transaction for the acquisition of the Company.
The foregoing summaries of the termination of the Merger Agreement and the Termination Letter and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the other amendments thereto and the Termination Letter, which are attached as exhibits hereto and are incorporated in this Item 4 by reference.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	7	of	9
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of Amendment No. 6 is hereby amended and restated in its entirety as follows:
Sillerman
(a) Sillerman beneficially owns (i) directly 23,476,919 shares of Common Stock and (ii) indirectly 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership owned by Sillerman and a trust for the benefit of Sillerman’s descendants and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Mr. Sillerman’s spouse), which in the aggregate represents approximately 28.7% of the Common Stock of the Company based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reduced by the 3,339,350 shares of Common Stock delivered by Sillerman. The shares of Common Stock beneficially owned by Sillerman no longer include 3,339,350 shares of Common Stock which Sillerman delivered to the Company on November 21, 2008, in partial payment of the termination fee contained in the Merger Agreement.
(b) Sillerman has sole voting power and sole dispositive power with respect to 23,476,919 shares of Common Stock and has shared voting power and shared dispositive power with respect to 3,556,392 shares of Common Stock (consisting of (A) 2,556,392 shares of Common Stock owned of record by Capital Holdings, a limited partnership controlled by Sillerman and a trust for the benefit of Sillerman’s descendants; and (B) 1,000,000 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse). The shares of Common Stock beneficially owned by Sillerman no longer include 3,339,350 shares of Common Stock which Sillerman delivered to the Company on November 21, 2008, in partial payment of the termination fee contained in the Merger Agreement.
(c) With the exception of Sillerman’s delivery of 3,339,350 shares of Common Stock to the Company in partial payment of the termination fee contained in the Merger Agreement, Sillerman has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Sillerman.
(e) Not applicable.
Capital Holdings
(a) Capital Holdings beneficially owns directly 2,556,392 shares of Common Stock, which in the aggregate represents approximately 2.7% of the Common Stock of the Issuer based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reduced by the 3,339,350 shares of Common Stock delivered by Sillerman.
(b) Capital Holdings has shared voting power and shared dispositive power with respect to 2,556,392 shares of Common Stock.
(c) Capital Holdings has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Capital Holdings.
(e) Not applicable.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	8	of	9
Fuller
(a) Fuller beneficially owns directly 1,707,315 shares of Common Stock which represents approximately 1.8% of the Common Stock of the Issuer based on 94,117,505 shares of Common Stock of the Company outstanding, which equals 97,456,855 shares of Common Stock of the Company outstanding on November 6, 2008 as reduced by the 3,339,350 shares of Common Stock delivered by Sillerman. Fuller is a shareholder, director and officer of Parent.
(b) Fuller has sole voting power and sole dispositive power with respect to 1,707,315 shares of Common Stock.
(c) Fuller has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Fuller.
(e) Not applicable.
Parent
(a) Parent does not beneficially own any shares of Common Stock.
(b) Not applicable.
(c) Parent has not effected any transaction in the Common Stock of the Issuer during the past 60 days.
(d) To the knowledge of the Reporting Persons, other than described in this Item 5, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Parent.
(e) Not applicable.
Sillerman disclaims beneficial ownership of all shares of Common Stock held of record by Fuller. Sillerman, by reporting beneficial ownership of the 1,000,000 shares of Common Stock owned of record by his wife, Laura Baudo Sillerman, does not admit that he is a beneficial owner for any other purpose.
Fuller disclaims beneficial ownership of (i) all shares of Common Stock held of record by Sillerman and (ii) all shares of Common Sock held of record by Capital Holdings.
Except as disclosed in this Item 5 and Item 4, as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, each of the partners who functions as general partner of Capital Holdings and of each of the persons who controls each such general partner set forth in this Item 5, beneficially owns or has the right to acquire any Common Stock.
By virtue of the relationships among the Reporting Persons, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act, and each Reporting Person may therefore be deemed to have beneficial ownership of all Common Shares beneficially owned by each of the Reporting Persons. Neither the filing of this Schedule 13D, any amendment hereto, nor any of their respective contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Shares of any other Reporting Person referred to herein, or is a member of any “group” within the meaning of Section 13(d) of the Act or for any other purpose. Each Reporting Person also disclaims any pecuniary interest in the Common Shares beneficially owned by any other Reporting Person.
Except as described herein and as previously described in this Item 5 and in Item 4 above, no transactions in Common Stock have been effected by the Reporting Persons during the last 60 days.

CUSIP No.	12562M106	SCHEDULE 13D/A	Page	9	of	9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT F.X. SILLERMAN

Date: November 28, 2008	/s/ Robert F.X. Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

/s/ Robert F.X. Sillerman

Date: November 28, 2008	By:	Robert F.X. Sillerman, as President of Sillerman Capital Holding, Inc.
	Its:	General Partner

SIMON FULLER

Date: November 28, 2008	/s/ Simon Fuller

19X, INC.

/s/ Robert F.X. Sillerman

Date: November 28, 2008	By:	Robert F.X. Sillerman
	Its:	President